August 18, 2006
VIA EDGAR AND FACSIMILE (202) 772-9369
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: Mr. Jason Wynn

Re:	The Andersons, Inc. (the “Company”) Registration Statement on Form S-3, as amended (File No. 333-135480)
Dear Mr. Wynn:
          As the undersigned underwriters of the proposed public offering of up to 2,599,000 shares of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. (Eastern Daylight Time) on August 22, 2006, or as soon thereafter as is practicable.
          Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated July 28, 2006, through the date hereof:
Preliminary Prospectus, dated July 28, 2006:
7,650 copies to prospective underwriters, institutional investors, dealers and others.
          The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, BB&T CAPITAL MARKETS, A DIVISION OF SCOTT & STRINGFELLOW, INC. PIPER JAFFRAY & CO.
By:	BB&T CAPITAL MARKETS, A DIVISION OF SCOTT & STRINGFELLOW, INC.

	By:	/s/ James A. Tyler, Jr.
		Name:	James A. Tyler, Jr.
		Title:	Senior Vice President

By:	PIPER JAFFRAY & CO.

	By:	/s/ Christie L. Christina
		Name:	Christie L. Christina
		Title:	Principal